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SEC Mail Processing Section

FEB 29 2012

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SECURITIE[illegible] N

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12012948

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.H. HILL SECURITIES, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7821 FM 1960 E, SUITE B
(No. and Street)

HUMBLE,	TEXAS	77346
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAN HILL (832) 644-1852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REIMER, MCGUINNESS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

6610 MALIBU DRIVE	HOUSTON,	TEXAS	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, DAN HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. HILL SECURITIES, LLLP, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of General Partner
Title

Vickie Gale Moore
Notary Public

NOTARY PUBLIC STATE OF TEXAS
Vickie Gale Moore
My Commission Expires
04/18/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. H. HILL SECURITIES, LLLP

AUDITED FINANCIAL STATEMENTS

December 31, 2011 and 2010

--oo0oo--

CONTENTS

--oo0oo--

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLLP
Humble, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLLP (the "Partnership") as of December 31, 2011 and 2010, and the related statements of operations, changes in partners' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLLP as of December 31, 2011 and 2010, and the results of its operations, changes in partners' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 3, 2011

6610 Malibu Drive | Houston, Texas 77092 | 713.590.3000 Main | 713.590.3020 Fax | www.RMA-CPA.com

D. H. HILL SECURITIES, LLLP
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current assets		
Cash and cash equivalents	$ 37,882	$ 26,283
Investments	20,613	19,957
Commissions receivable	67,750	64,586
Marketing fees receivable	14,729	6,868
Accounts receivable	9,733	-
Total Current Assets	150,707	117,694
Furniture and equipment, net of accumulated depreciation of $69,664 and $67,360 and at December 31, 2011 and 2010, respectively	2,097	2,098
Total Assets	$ 152,804	$ 119,792
Liabilities		
Accounts payable	$ 9,000	$ 7,794
Commissions payable	52,977	50,084
Total Liabilities	61,977	57,878
Partners' Equity	90,827	61,914
Total Liabilities and Partners' Equity	$ 152,804	$ 119,792

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Operations
For Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commissions	$ 1,383,806	$ 751,438
Unrealized gains	656	3,288
Other	23,805	25,611
Total Revenues	1,408,267	780,337
Expenses		
Commissions	960,405	520,667
General and administrative	418,949	247,163
Total Expenses	1,379,354	767,830
Net Income	$ 28,913	$ 12,507

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Changes in Partners' Equity
For Years Ended December 31, 2011 and 2010

	General Partner's Equity	Limited Partner's Equity	Total Partner's Equity
Balance, December 31, 2009	$ 12,967	$ 36,440	$ 49,407
Net income	250	12,256	12,507
Partners' withdrawals	-	-	-
Balance, December 31, 2010	$ 13,217	$ 48,696	$ 61,914
Net income	578	28,335	28,913
Partners' withdrawals	-	-	-
Balance, December 31, 2011	$ 13,795	$ 77,031	$ 90,827

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Cash Flows
For Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net Income	$ 28,913	$ 12,507
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	2,034	1,356
Increase in commissions and accounts receivable	(12,897)	(53,296)
Decrease (increase) in marketing fees receivable	(7,861)	2,539
Unrealized gain on securities	(656)	(3,288)
Increase in accounts payable	1,206	7,794
Increase in commissions payable	2,893	41,397
Net cash provided by operating activities	13,632	9,009
Cash flows from investing activities		
Purchases of furniture and equipment	(2,033)	-
Net cash used in investing activities	(2,033)	-
Net increase in cash	11,599	9,009
Cash and cash equivalents, beginning of year	26,283	17,274
Cash and cash equivalents, end of year	$ 37,882	$ 26,283

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. In 2010 the Partnership filed a Certificate of Amendment to change the name of the partnership from D.H. Hill Securities, LLP to D.H. Hill Securities, LLLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made in the prior year financial statements to conform to the 2010 financial statement presentation.

Commission Revenue

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are recorded at the amount the Partnership expects to collect, which approximates fair value. Receivables shall be charged off when they are deemed to be uncollectible. As of the balance sheet date, the Partnership has no uncollectible receivables.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

At December 31, 2011 and 2010, furniture and equipment consists of the following:

	2011	2010
Machinery and Equipment	$ 37,997	$ 35,964
Furniture and Fixtures	33,764	33,764
Total Property and Equipment	71,761	69,728
Less: Accumulated Depreciation	(69,664)	(67,630)
Property and Equipment, Net	$ 2,097	$ 2,098

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Marketing Fees Receivable

Commissions and marketing fees receivable are recorded at net realizable value, which approximates fair value. Specific allowance is made for known doubtful accounts. Historically the Partnership has not encountered significant uncollectible receivables. There was no allowance for doubtful accounts at both December 31, 2011 and 2010.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, including employee costs, if the corporation chooses to do so. The Partnership paid $289,937 and $172,700 during the years ended December 31, 2011 and 2010 respectively.

NOTE 3 – FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts and commissions receivable. The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnership's receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2011 and 2010. For the year ended December 31, 2011, twenty customers accounted for approximately 28% of revenues, each with at least one percent of sales. For the year ended December 31, 2010, twenty customers accounted for 33% of revenues, each with at least one percent of sales.

NOTE 4 – MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $50,117 and $29,851 at December 31, 2011 and 2010, respectively. The Partnership's ratio of indebtedness to net capital was to 1.12 to 1 and 1.66 to 1 at December 31, 2011 and 2010, respectively.

NOTE 5 – MARKETABLE SECURITIES

Marketable securities consist of shares of domestic equity securities, with a cost basis of $13,036 at both December 31, 2011 and 2010. Fair value of marketable securities at the end of the periods consists of the following:

Fair value at January 1, 2010	$ 16,669
Unrealized gain for 2010	3,288
Fair value at December 31, 2010	19,957
Unrealized gain for 2011	656
Fair value at December 31, 2011	$ 20,613

NOTE 6 – FAIR VALUE MEASUREMENTS

The Partnership has adopted *Accounting Standards Codification (ASC) 820: Fair Value Measurements and Disclosures*, which among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to observable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted, quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

Level 2 – Inputs, excluding those included in Level 1, are either observable prices for identical assets or liabilities in active markets, observable prices for similar assets and liabilities, or other inputs derived principally from, or corroborated by, observable market data at the measurement date.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

Domestic equities are valued at the quoted market price of shares held by the Partnership at year end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2011:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 20,613	$ -	$ -
Total Assets at Fair Value	$ 20,613	$ -	$ -

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2010:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 19,957	$ -	$ -
Total Assets at Fair Value	$ 19,957	$ -	$ -

All of the Partnership's investments are exchange traded domestic equities, and are categorized as Level 1 at both December 31, 2011 and 2010.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

The effects of accounting pronouncements that have been issued but have not yet taken effect are not believed to be material to the financial statements.

	2011	2010
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 90,827	$ 61,914
Total partners' equity qualified for net capital	$ 90,827	$ 61,914
Deductions: (Non-Allowable)		
Property and equipment, net	2,097	2,098
Commissions receivable in excess of commissions payable	14,773	14,502
Haircuts on securities pursuant to 15c3-1(f)	3,293	2,994
Other receivables (marketing fees receivable)	14,729	6,868
Petty cash	100	100
CRD Cash	718	501
Net capital	$ 55,117	$ 34,851
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 61,977	$ 57,878
Total aggregate indebtedness	61,977	57,878
Percentage of aggregate indebtedness to net capital	112.45%	166.07%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	4,132	3,859
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	50,117	29,851
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2011)		
Net capital, reported in Company's Part II FOCUS Report (unaudited)	55,223	34,756
Audit adjustments:		
Adjustment to petty cash	(100)	-
Adjustment to cash balance (Money Market account)	(6)	8
Adjustment to record cash balance in Ameritrade account	-	87
Net capital per above	$ 55,117	$ 34,851

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

At December 31, 2011, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLLP
Humble, TX 77346

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLLP for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6610 Malibu Drive |Houston, Texas 77092 |713.590.3000 Main |713.590.3020 Fax | www.RMA-CPA.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLLP, for the year ended December 31, 2011 and this report does not affect our report thereon dated February 3, 2012. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 3, 2012

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
D. H. Hill Securities, LLLP
Humble, TX 77346

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by D.H. Hill Securities, LLLP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.H. Hill Securities, LLLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

February 15, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________ 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Vickie Moore (832) 644-1852

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1046
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/11 Date Paid	(382)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	664
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 664
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 664	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D.H. Hill Securities, LLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 12.

President of General Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC

013487

SIPC-6 Last Half 2011

2/14/2012

664.00

Checking 2865 SIPC-6 2011

664.00

44418

2\. A. General Assessment (item 2e from page 2)

B. Less payment made with SIPC-6 filed (exclude interest) (382)

7/26/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 664

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 664

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 664

H. Overpayment carried forward $( )

3\. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D. H. Hill Securities LLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 12.

President of General Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

RMA

Reimer, McGuinness & Associates, PC

CPAs & Advisors

February 16, 2012

To the Partners
D.H. Hill Securities, LLLP

We have audited the financial statements of D.H. Hill Securities, LLLP (the Partnership) for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 3, 2012. Professional standards require that we provide you with the following information related to our audit which is divided into the following parts:

PART I - Communications Required Under SAS 115

PART II - Communications Required Under SAS 114

Part I includes any deficiencies we observed in D.H. Hill Securities, LLLP's application of accounting principles or internal controls that we believe are significant. Current auditing standards require us to formally communicate annually matters we note about the Partnership's accounting policies and internal controls.

Part II includes information that current auditing standards require independent auditors to communicate to those individuals charged with governance. We will report this annually to the partners.

We would like to take this opportunity to thank D.H. Hill Securities, LLLP staff for the cooperation and courtesy extended to us during our work. Especially we would like to thank Vickie Moore for her help during our audit. Her assistance and professionalism are invaluable.

This report is intended solely for the use of D.H. Hill Securities, LLLP partners and management and is not intended to be and should not be used by anyone other than these specified parties.

We welcome any questions you may have regarding the following communications, and we would be willing to discuss any of these or other questions that you might have at your convenience.

Sincerely,

Reimer, McGuinness & Associates, P.C.

Reimer, McGuinness & Associates, P.C.

6610 Malibu Drive | Houston, Texas 77092 | 713.590.3000 Main | 713.590.3020 Fax | www.RMA-CPA.com

Part I - Communications Required Under SAS 115

In planning and performing our audit of the financial statements of D.H. Hill Securities, LLLP (the Partnership) as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, and for reporting required by SEC Rule 17a-5(g)(1), but not for the purpose of expressing an opinion on the effectiveness of the Organization's internal control.Accordingly, we do not express an opinion on the effectiveness of the Organization's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Partnership's internal control to be material weaknesses:

Due to the small size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

To the Partners
D.H. Hill Securities, LLLP

February 16, 2012

Part II - Communications Required Under SAS 114

Our Responsibility Under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 5, 2012, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities. Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement.

As part of our audit, we considered the internal control of the Partnership. Such considerations were solely for the purpose of reporting on the internal control structure of the Partnership as required by SEC Rule 17a-5(g)(1), and for determining our audit procedures and not to provide any assurance concerning such internal control.

We are responsible for communicating significant matters related to the audit that are, in our professional judgement, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter.

Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated January 5, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Partnership are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Partnership during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure(s) affecting the financial statements was:

> The disclosure of fair value measurements in Note 6 to the financial statements, due to different approaches to measuring fair value. Management uses quoted market prices to value financial instruments.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. Our audit procedures resulted in recording adjustments that increased commissions receivable and revenue by approximately $68,000 each. Similarly, there was a similar adjustment to accrue for cost of sales and commissions payable of approximately $53,000 each.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 3, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Organization's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Organization's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the partners and management of D.H. Hill Securities, LLLP, and is not intended to be and should not be used by anyone other than these specified parties.